SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q2 ’16 Earnings Results

I. Performance in Q2 2016 – IFRS Consolidated Financial Data

	(Unit: KRW B)
Item	Q2 16	Q1 16	Q2 15	QoQ	YoY
Quarterly Results
Revenues	5,855	5,989	6,708	-2%	-13%
Operating Income	44	40	488	12%	-91%
Income before Tax	11	-8	507	n/a	-98%
Net Income	-84	1	363	n/a	n/a

II. IR Event of Q2 2016 Earnings Results

1. Provider of Information: IR Team

2. Participants:	Investors, Securities analysts, etc.

3. Purpose:	To present Q2 16 Earnings Results of LG Display

4. Date & Time:	10:00 (KST) on July 27, 2016

5. Venue & Method:	Earnings release conference call in Korean/English

- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6.	Contact Information

1)	Head of IR:

Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

2)	Main Contact for Disclosure-related Matters:

Wes Han, Senior Manager, IR Team (82-2-3777-1447)

Gihwa Kim, Manager, IR Team (82-2-3777-2391)

3)	Relevant Team: IR Team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation material for Q2 16 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q2 16 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached:    Press Release

FOR IMMEDIATE RELEASE

LG Display Reports Second Quarter 2016 Results

SEOUL, Korea (Jul. 27, 2016) – LG Display reported today unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending June 30, 2016.

•	Revenues in the second quarter of 2016 decreased by 2% to KRW 5,855 billion from KRW 5,989 billion in the first quarter of 2016 and decreased by 13% from KRW 6,708 billion in the second quarter of 2015.

•	Operating profit in the second quarter of 2016 recorded KRW 44 billion, a quarter-on-quarter increase of 12% from the operating profit of KRW 40 billion in the first quarter of 2016, and a year-on-year decrease of 91% from the operating profit of KRW 488 billion in the second quarter of 2015.

•	EBITDA in the second quarter of 2016 was KRW 833 billion, compared with EBITDA of KRW 853 billion in the first quarter of 2016 and with EBITDA of KRW 1,347 billion in the second quarter of 2015.

•	Net loss in the second quarter of 2016 amounted to KRW 84 billion, compared with the net income of KRW 1 billion in the first quarter of 2016, and a year-on-year decrease from the net income of KRW 363 billion in the second quarter of 2015.

LG Display announced its seventeenth straight quarterly operating profit at KRW 44 billion, which resulted from a thorough and profit-focused management based on differentiated technologies in response to difficult market conditions caused by continuing falls in panel prices and the aggressive expansion of LCD production capacity from the Chinese panel makers.

To deal with the difficult market conditions, LG Display increased profitability by expanding the production share devoted to large-size panels of 60-inches and above as well as premium TV panels embedded with HDR(High Dynamic Range) technology, while continuously leading the Ultra HD TV market for 40-inches and above sized panels based on its differentiated M+ technology. The company also maximized production efficiency over all its business areas by improving the manufacturing process and producing profit-focused products.

Panels for TVs accounted for 39% of the revenue in the second quarter of 2016, tablets and notebook PCs for 18%, mobile devices for 27%, and desktop monitors for 16%.

With 83% in the liability-to-equity ratio, 145% in the current ratio, and 19.6% in the net debt-to-equity ratio as of March 31, 2016, the financial structure of the company remains stable.

LG Display will continue to make efforts to improve profitability by focusing on premium products including large-size Ultra HD TV displays based on its M+ technology and IPS In-Touch displays in the second half of the year, while driving expansion of the OLED market and its customer base.

As for large-size OLED TV panel, the company will increase cost competitiveness through further stabilizing production and improving the manufacturing process of Ultra HD products, while continuing promotion with customers to strengthen the premium positioning of OLED TV. It will also establish a competitive edge through timely investments in cutting-edge technologies for the future including flexible OLED displays.

Mr. Don Kim, CFO of LG Display, said “Display area shipments in the third quarter are expected to increase by a mid-single digit percentage compared to the second quarter due to seasonal factors and the growing trends towards large-size panels. Overall profitability in the second half of the year is expected to further improve due to stabilized panel prices.” He also added, “LG Display will put its best efforts to create differentiated value in terms of profitability, while preparing for future growth even under difficult market conditions.”

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Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on July 27, 2016 starting at 10:00 a.m. Korea Standard Time to announce the second quarter of 2016 earnings results.

Investors can listen to the conference call or watch webcast of the conference via the company website at http://www.lgdisplay.com/eng/investor/irSchedule after registration. To pre-register the call, please click on the ‘Listen to the conference call’ button, fill in the required field and then click the ‘Get Security Code’ button. Once you receive a security code through a verification e-mail, please type in the 6-digit security code and click on the ‘Submit’ button on the web page for completing registration.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies including thin-film transistor liquid crystal displays (TFT-LCD), OLEDs and flexible displays. The company manufactures and provides display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications including tablets, mobile devices. LG Display currently operates fabrication facilities in Korea and China, and back-end assembly facilities in Korea, China, and Poland. The company has a total of approximately 49,000 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:
HeeYeon Kim, Head of Investor Relations Tel: +822-3777-1010
Tel: +822-3777-1010
Email: ir@lgdisplay.com

Media Contacts:
Bang-Soo Lee, Head of Business Support Gr.	Jean Lee, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1689
Email: bsleeb@lgdisplay.com	Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: July 27, 2016	By:	/s/ Heeyeon Kim
(Signature)

Name: Heeyeon Kim
Title: Head of IR / Vice President